10028816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -37854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM ID NO.

Calamos Financial Services LLC **2020 Calamos Court**
(No. and Street)

Naperville (City) **Illinois** (State) **60563** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cristina Wasiak **630.245.7200**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/6/2010

OATH OR AFFIRMATION

I, Cristina Wasiak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Calamos Financial Services LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Senior Vice President, CFO
Title

Notary Public

OFFICIAL SEAL
MICHELLE CONFUORTO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/26/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALAMOS FINANCIAL SERVICES LLC

Table of Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Calamos Financial Services LLC

We have audited the accompanying statement of financial condition of Calamos Financial Services LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calamos Financial Services LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
February 23, 2010

CALAMOS FINANCIAL SERVICES LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash	$6,189,479
Receivables:	
Affiliated funds	140,775
Affiliates	827,163
Securities owned	55,742,373
Prepaid expenses and other assets	108,839
Total assets	$63,008,629

Liabilities and Member's Capital

Payables:	
Brokers	$12,751,720
Affiliates	233,417
Accrued compensation and benefits expenses	3,452,390
Other accrued expenses	107,754
Total liabilities	16,545,281
Contributed capital	45,717,252
Accumulated earnings	746,096
Total member's capital	46,463,348
Total liabilities and member's capital	$63,008,629

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Operations
Year ended December 31, 2009

Revenues:	
Distribution fees	$60,055,661
Administrative services fees	11,572,929
Commissions	1,618,398
Interest and dividends	286,059
Net realized and unrealized gains on securities owned	10,121,363
Total revenues	83,654,410
Expenses:	
Distribution expenses	59,072,603
Employee compensation and benefits	8,594,037
Occupancy	1,572,403
Administrative and technology services	936,206
Dues, licenses and fees	254,348
Other operating expenses	5,038,687
Total expenses	75,468,284
Net income	$8,186,126

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Changes in Member's Capital
Year ended December 31, 2009

	Contributed capital	Accumulated earnings/(losses)	Total
Balance at beginning of year	$45,526,740	$(7,428,735)	$38,098,005
Net income	—	8,186,126	8,186,126
Compensation expense recognized under stock incentive plans	190,512	—	190,512
Dividend equivalent accrued under stock incentive plans	—	(11,295)	(11,295)
Balance at end of year	$45,717,252	$746,096	$46,463,348

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Cash Flows
Year ended December 31, 2009

Cash flows from operating activities:	
Net income	$8,186,126
Adjustments to reconcile net income to net cash used in operating activities:	
Stock based compensation	190,512
Unrealized gain on securities owned	(20,107,799)
Realized loss on sold securities owned	9,986,436
Net (increase) decrease in assets:	
Net receivables from affiliates	1,893,326
Receivables from affiliated funds	433,055
Securities owned	1,703,728
Prepaid expenses and other assets	(31,917)
Net increase (decrease) in liabilities:	
Payables to brokers	2,538,151
Accrued compensation and benefits expenses	1,299,925
Other accrued expenses	(10,243)
Net cash used in operating activities	(2,104,826)
Net increase in cash	6,081,300
Cash at beginning of year	108,179
Cash at end of year	$6,189,479

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Notes to Financial Statements

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Calamos Financial Services LLC (the Company) is a wholly owned subsidiary of Calamos Holdings LLC (Holdings). Calamos Asset Management, Inc. (CAM) is the sole manager of Holdings and operates and controls all of the business and affairs of Holdings. The Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, acts as the sole distributor of the Calamos open-end mutual funds (collectively the Funds). As such, the Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries.

Additionally, the Company has been appointed distributor for Calamos Global Funds PLC, an Ireland-domiciled open-end umbrella company consisting of Undertakings for Collective Investment in Transferable Securities, which are registered in the Republic of Ireland. Even though the Company has no requirement to perform actual distribution services, it has entered into a series of sub-distribution arrangements for Calamos Global Funds PLC.

Because the Company operates primarily with the purpose of distributing mutual fund shares and does not hold customer funds or safekeep customer securities, it is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission, and is exempt from including Information Relating to the Possession or Control Requirements under Rule 15c3-3

Securities Owned

The Company carries its securities owned at fair value, which is determined based upon quoted prices in active markets. The Company records securities owned on a trade date basis.

Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Revenues

Distribution fees consist of Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of mutual fund shares. These fees are accrued monthly and are based on the average daily assets of the Funds. Commission revenues are recognized on settlement date. The use of settlement date rather than trade date does not have a material effect on the Company's financial statements. Administrative service fees are received for services provided to shareholders and prospective shareholders of the Funds.

Realized and unrealized gains and losses on securities owned are reported on a net basis in the statement of operations. Interest and dividends, both of which are recognized when earned, consist of interest earned on cash and certain securities owned, and dividends earned on securities paying dividends. Dividend income is recognized on the ex-dividend date.

Compensation Plans

The Company participates in CAM's incentive stock plan that provides for grants of restricted stock unit (RSU) awards and stock option awards to officers and certain employees of the Company. RSUs are convertible on a one-for-one basis into shares of CAM's common stock. Stock option awards are based on shares of CAM's common stock. The Company estimates the fair value of the options as of the grant date using the Black-Scholes option-pricing model and recognizes the cost of stock based compensation based on the grant-date fair value of the award. The Company records compensation expense on a straight-line basis over the service period.

Income Taxes

The Company is organized as a single-member limited liability company and is a pass-through entity for federal income tax purposes. Because the Company has no federal income tax liabilities, there are no uncertain tax positions that impact the Company's financial statements for the year ended December 31, 2009.

Use of Estimates in the Preparation of Financial Statements

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

Subsequent Events

The Company has evaluated subsequent events through February 23, 2010, which is the date that this Annual Audited Report on Form X-17A-5 is available to be filed with the U.S. Securities and Exchange Commission.

(2) Related-Party Transactions

Holdings and certain of its affiliates share personnel, office space and equipment with the Company, whereby expenses and costs, which benefit each company, are allocated based on a management services agreement. Expenses allocated between the companies are included in the statement of operations. The following is a summary of these expenses for the year ended December 31, 2009:

Expenses allocated to the Company from Holdings and other affiliates:	
Occupancy	$1,572,403
Administrative and technology services	936,206
Other operating expenses	3,263,465
Total	5,772,074
Expenses allocated to Holdings and other affiliates from the Company:	
Compensation and benefits	4,561,394
Other operating expenses	828,022
Total	5,389,416
Net expenses allocated to the Company from Holdings and certain of its affiliates	$382,658

The Company is party to an agreement with Calamos Advisors LLC (Advisors), whereby Advisors pays the Company for administrative services provided to existing and prospective shareholders of the Funds and for distribution services provided to Advisors, among other services and activities. The Company received $11,397,929 for administrative and distribution services from Advisors during the year ended December 31, 2009. These fees are reported within administrative services fees on the statement of operations.

At December 31, 2009, the Company had receivables due from various affiliates of $827,163 and payables to various affiliates of $233,417 primarily related to its management services and administrative services agreements.

The Company is party to a non-recourse agreement with Advisors to sell and transfer outright all of its rights, title and interest in certain fee payments to Advisors. In accordance with this agreement, the fee payments specifically consist of and are limited to: (a) Class B distribution fees; (b) Class C distribution and services fees (with respect to Class C Shares during the first year after such shares are purchased); and (c) contingent deferred sales charges on Class A, Class B and Class C shares of the Funds. In exchange for fees identified above, Advisors agrees to pay certain amounts including the following: (a) amounts required to make commission payments on Class A shares of the Funds for purchases through the large purchase order net asset value privilege; (b) commission payments on Class B shares of the Funds; (c) amounts required to make 12b-1 fee payments to financial service firms with respect to Class C shares of the Funds during the first year after shares are purchased; and (d) other various amounts as agreed upon from time to time. For the year ended December 31, 2009, Advisors paid $6,946,030 for fee payments on A, B and C fund share sales in accordance with the terms of the non-recourse agreement.

The Company is the distributor for the Funds. For the year ended December 31, 2009, the Company earned $60,055,661 of distribution fees from the Funds that are not subject to the above mentioned agreement with Advisors. These distribution fees are generally paid to brokers and other financial intermediaries and are reported as distribution expenses in the statement of operations. Commission revenue of $1,618,398 represents front-end sales charges earned from the sale of shares of the Funds for the year ended December 31, 2009. Expenses and costs paid by the Company on behalf of the Funds are billed to and collected from the Funds. Uncollected commissions and distribution fees due from the Funds at December 31, 2009 were $140,775.

(3) Securities Owned

At December 31, 2009, securities owned at fair value consist of the following:

Money market funds	$27,698,990
Calamos mutual funds	27,938,337
Common stock	105,046
Total securities owned	$55,742,373

(4) Fair Value Measurements

The Company utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: Level 1 – observable inputs such as quoted prices in active markets; Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and Level 3 – unobservable inputs in which there is little or no market data, and require the reporting entity to develop its own assumptions. At December 31, 2009, all securities owned of $55,742,373 were Level 1 securities.

For assets recorded at fair value, the Company uses a market approach. Specifically, investments in mutual funds and money market funds are stated at fair value based on published net asset values of shares owned by the Company. Common stock represents securities traded on a national securities exchange and is stated at the last reported sales price on the day of valuation.

(5) Payable to Brokers

At December 31, 2009, the Company had payments due to brokers and other financial intermediaries for 12b-1 distribution and services fees in the amount of $12,751,720.

(6) Profit Sharing Plan

The Company contributes to a defined contribution profit sharing plan (the PSP Plan) covering substantially all employees. Contributions to the PSP Plan are at the discretion of Holdings and are primarily invested in the Funds. For the year ended December 31, 2009, the Company recorded expense for the contributions to the PSP Plan in the amount of $830,117. This expense is included in employee compensation and benefits on the statement of operations.

(7) Stock Based Compensation

Under CAM's incentive compensation plan, which is designed to retain key employees, certain employees of the Company receive stock based compensation comprised of RSUs and stock options. A total of 10,000,000 shares of CAM's common stock may be granted under the plan. CAM may use treasury shares, issue new shares or purchase shares of its Class A common stock upon the exercise of stock options and upon the conversion of RSUs.

RSUs entitle each recipient to receive a share of CAM's Class A common stock and a dividend equivalent to the actual dividends declared on CAM's Class A common stock. RSUs are granted with no strike price, and therefore, the Company receives no proceeds when the RSUs vest. These awards, including accrued

dividends, vest at the end of the restriction period, generally not to exceed six years after the grant date, and are expensed on a straight-line basis over this period. During 2009, there were 61,323 RSUs with an estimated fair value of $405,121 awarded to employees of the Company. A summary of the RSU activity for the year ended December 31, 2009 is as follows:

	Shares	Weighted Average Fair Value of RSUs Granted
Outstanding at December 31, 2008	22,242	$22.26
Transferred in, net	920	19.02
Granted	61,323	6.61
Forfeited	(2,036)	19.79
Exercised upon vesting	—	—
Outstanding at December 31, 2009	82,449	$10.64

At December 31, 2009, the Company had 82,449 RSUs outstanding with a weighted average remaining service period of 3.4 years and an aggregate intrinsic value of $949,812. No RSUs were vested and exercised during 2009.

Stock options entitle each recipient to purchase a share of CAM's Class A common stock in exchange for the stated exercise price upon vesting of each award. Under the plan, the exercise price of each option, which has a 10-year life, equals the market price of CAM's stock on the date of grant. These awards vest at the end of the restriction period, generally between four and six years after the grant date. The fair value of the award is expensed on a straight-line basis over the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. No awards were granted during 2009.

In May 2009, the stockholders of CAM approved an amendment to its Incentive Compensation Plan to allow for a stock option exchange program (the Program) designed to provide eligible employees an opportunity to exchange certain outstanding underwater stock options for a lesser amount of new options to be granted for a lower exercise price. The number of new stock options was determined using an exchange ratio designed to result in a fair value of the new stock options being approximately equal to the fair value of the stock options that were surrendered upon exchange. The Company did not incur any incremental expense from the exchange program since the fair value of the new awards did not exceed the fair value of the awards surrendered. The Program expired on July 23, 2009 whereby 16,530 eligible stock options were tendered in exchange for 12,100 new options (net exchange of 4,430 options). The exercise price of the new stock options is $17.80, which is 120% of the closing price of CAM's Class A common stock as of the exchange date.

A summary of the stock option activity for the year ended December 31, 2009 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2008	66,726	$22.26
Transferred in, net	2,760	19.02
Stock options exchanged, net	(4,430)	29.61
Forfeited	(6,108)	19.79
Exercised	—	—
Outstanding at December 31, 2009	58,948	$19.38

At December 31, 2009, the Company had 58,948 stock options outstanding with a weighted average remaining contractual life of 7.9 years and no aggregate intrinsic value. No stock options granted under this plan were exercisable as of December 31, 2009.

In connection with the RSUs and stock options, the Company recorded compensation expense of $190,512 during 2009. At December 31, 2009, approximately $757,000 of total unrecognized compensation expense related to nonvested stock option and RSU awards is expected to be recognized over a weighted-average service period of 3.5 years.

(8) Concentration Risk

Approximately 46% and 27% of the Company's distribution and service fees the year ended December 31, 2009 was derived from services provided to the Calamos Growth Fund and the Calamos Growth and Income Fund, respectively. Due to the nature of the Company's agreement to compensate financial intermediaries, a reduction in revenues related to these products would be immediately offset with a commensurate reduction in distribution expenses. This revenue and related expense is largely dependent on the level of assets under management in numerous individual shareholder accounts.

(9) Contingencies

In the normal course of business, the Company may be subject to various legal proceedings from time to time. Currently, there are no material legal proceedings pending against the Company.

(10) Regulatory and Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $1.1 million at December 31, 2009, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15-to-1. At December 31, 2009, the Company's net capital was $37.9 million, which was $36.8 million in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was 0.44-to-1.

Schedule I

CALAMOS FINANCIAL SERVICES LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Computation of net capital:	
Total member's capital	$ 46,463,348
Deduct:	
Nonallowable assets:	
Receivables from affiliates	827,163
Prepaid expenses and other assets	108,839
Haircuts on securities positions	4,760,487
Undue concentration	2,840,976
Total deductions	8,537,465
Net capital	37,925,883
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	1,103,019
Net capital in excess of requirement	$ 36,822,864
Aggregate indebtedness – accounts payable, accrued expenses and other liabilities	$16,545,281
Ratio of aggregate indebtedness to net capital	0.44:1

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in Calamos Financial Services LLC unaudited Part II-A Quarterly FOCUS report as of December 31, 2009.

Statement pursuant to subparagraph (k)(2)(i) of Rule 15c3-3:

Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3, have not been included because the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member of
Calamos Financial Services LLC:

In planning and performing our audit of the financial statements of Calamos Financial Services LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 23, 2010

CALAMOS FINANCIAL SERVICES LLC

Financial Statements and Schedule

December 31, 2009

(With Independent Auditor's Report Thereon)